
YUMMY FUTURE
ROBOTIC COFFEE THAT SCALES

yummy-future.com

YUMMY FUTURE (YC S19)

The robotic platform for the food and beverage industry

OVERVIEW POSTS WHAT INVESTORS SAY ASK A QUESTION

Highlights

VC-Backed

Raised $250K or more from a venture firm

Y Combinator

Raised from Y Combinator

Regular Updates

Founders have a strong track record

of investor updates.

1. Lifetime revenue: $1,735,848 across 213,291 orders; average order value: $8.14
2. $4.71M raised to date; backed by YC, Soma Capital, Asymmetry Ventures, and Trevor Blackwell.
3. 63% gross margin (FY2024, audited).
4. 2026 YTD revenue: $650,632 vs. $278,043 in the same period last year, up 134.0%.
5. Last 12 months: $997,034 in revenue, up 105.2% year over year.
6. Matcha House lifted weekly sales from ~$3,400 to ~$10,000 (~3X) with no hardware change.
7. Best day: $7,245 and 1,000+ drinks across three stores, mostly with one barista each.
8. Q2 2026 revenue: $333,540, up 137% from $140,638 in Q2 2025.

Featured Investors

Soma Capital in

Invested $200,000

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Notable Investor

Soma invests in brilliant entrepreneurs who use technology to improve humanity on the largest scales possible. Soma has invested early in hundreds of startups including over +20 unicorns, for over $50b combined total value.

"Their groundbreaking approach combines advanced robotics, AI, and modular design to create a fully integrated platform that eliminates inefficiencies and raises the bar for customization and consistency."



Justin Hamilton in

Invested $2,500,000

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Founder, CEO at Clutterbot

"Exciting to see sales trending across $1k daily and plans to add a second robot! Would be amazing to see additional parallelism in order to increase the peak system capacity. :)"



Trevor Blackwell in

Invested $100,000

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Cofounder of Y Combinator, OpenAI Research Scientist

"The Yummy Future team is nothing short of exceptional. Their technical expertise and groundbreaking innovations are setting a new standard in robotics and automation for the food industry. They've achieved what many thought was impossible—seamlessly integrating advanced algorithms, modular hardware, and sophisticated software into a cohesive system that is as precise as it is scalable. Their work demonstrates a level of engineering mastery and vision that is rarely seen, and it's clear they are shaping the future of the fast casual dining experience. I have no doubt that they are revolutionizing the industry."

Asymmetry Ventures

Invested $200,000

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Notable Investor

A San Francisco–based early-stage firm investing in frontier tech and the founders shaping the future.

asymmetry.vc

Founders Inc

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Y Seed Holdings

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Y Combinator

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Notable Investor

Startup accelerator and VC firm that's launched over 4,000 companies, including Airbnb, Coinbase, DoorDash, Dropbox, Instacart, Reddit, and Stripe

ycombinator.com

& 54 more

Team



Jack Cui Co-founder & CEO

Jack dropped out from the University of Illinois on a MS Ph.D. track in ECE, one of the top 4 ECE programs in the world. Y Combinator and Google alum. Worked on robotics for 10 years.



Garrett Yan Co-founder & COO SPV Voting Proxy

Garrett has a Masters in Electrical and Electronics Engineering from the University of Illinois - Champaign-Urbana, one of the top 4 ECE programs in the world. Y Combinator alum.

Yummy-Future.com



Hao Ouyang CTO

M.S. in UC Berkeley. Led software team to win Robocon world champion. Builds robotics at Yummy Future.

Memo


SECTION 01 · WHAT WE DO
We build Intelligent Robotic F&B Platform.
Hardware, software, and a native AI layer — designed, built, and integrated as one system.

The Problem: Restaurant Operations Are Repetitive, Labor-Dependent, and Hard to Scale. The tools remain fragmented: equipment with no connectivity, work without coordination, or software with no capability in the physical world.

Behind most counters, employees still connect the dots by hand - making drinks, managing orders, adjusting recipes, and keeping equipment moving. Most importantly, baristas sometimes make mistakes.


ROBOTIC F&B PLATFORM
Yummy Future
Every cup made end-to-end by Intelligent Food Machines.

Our vision is to create a brand-new service model in which intelligent robots handle repetitive production so people can focus on hospitality, creativity

handle repetitive production so people can focus on hospitality, creativity, and ownership.

ROBOT · LIFT OFF THE LOAD



Repetitive Production

Pulling shots · Steaming milk · Whisking matcha · Filling cups

EVERY DAY · HIGH-VOLUME MECHANICAL LABOR

HUMAN · CREATE HIGHER VALUE



Hospitality & ownership

Hospitality · Connection · Brand Ownership · Embody Brand Identity

THE HIGH-IMPACT WORK ONLY HUMANS CAN DELIVER

YUMMY FUTURE ROBOTic F&B platform

Cups after cups, all day long — the robot handles the tedious, repetitive works.


401 E GREEN ST · TIME-LAPSE

Max production

80+ cups per hour

The robot arm is running at 6ft per second - Pulls the espresso, dispenses the milk, grabs the cups, etc.
Our baristas really enjoy working with the robot

High speed and high consistency all day long YUMMY FUTURE ROBOTic f&b pLATFORM · 2025

SECTION 02 · OUR INVESTORS

$4.71M

Raised to date

AUDITED FY2025 SAFE INFLOW · $970,723

BACKED BY

INSTITUTIONAL BACKERS

Y

Y Combinator
S19 batch · Seed-stage

SOMA CAPITAL

Soma Capital
Multi-stage venture

ASYMMETRY

Asymmetry Ventures
Frontier-tech focused fund

Trevor Blackwell
CO-FOUNDER OF Y-COMBINATOR

Trevor Blackwell
YC Cofounder &
OpenAI Research

SECTION 03 · THE NUMBERS

Three Live Stores. $1.7M+ in Total Sales. +137% Q2 YoY Growth


YUMMY FUTURE COFFEE
PALO ALTO · 170 UNIVERSITY AVE


YUMMY FUTURE
CHAMPAIGN · 401 E GREEN ST


YUMMY FUTURE
CHAMPAIGN · 609 E GREEN ST

Yummy Future has generated $1,735,848 in cumulative, POS-verified sales across three operating locations, with no paid marketing spend. Revenue reached $554K in 2025, and Q2 2026 alone generated $333K. Management projects full-year 2026 revenue of $1.3 million.

$1,735,848

Revenue to date

THREE STORES · SEP 2023 - JUL 2026

$333,540

Q2 2026 revenue

ACROSS THREE LOCATIONS · APR-JUN 2026

+137%

$140,638 → $333,540

Q2 2025 - Q2 2026 YOY growth

240,000+

Cups Served By Our Robot

Since 2022

SECTION 04 · SOCIAL PROOF

Customers love us.

We have built strong organic visibility and engagement across Google Maps, Yelp, TikTok, and Instagram, driven by user-generated content and positive customer experiences. Without paid promotion, customers actively share their visits, showcase their store experiences, and advocate for our brands.


@hannah.tags
@uiucreach
@vbellory
Yummy Future!
@emmabiallas


@ashleigh.spence

@maria_uuu

@yummyfuturebay

@yfmatchahouse

FROM THE TAGGED FEED

"This feels so Silicon Valley. Walked past Yummy Future near downtown and saw a robotic arm making coffee — had to try. 60-second robot coffee in the Bay Area."

— @HANNAH.TAGS · PALO ALTO · TAGGED APR 2026

Our market recognition comes from our human-robot collaboration model. Our three-layer intelligent system handles all repetitive tasks, supporting our baristas to deliver consistent, standardized production. This model frees baristas to focus on customer experience, better drink presentation, and thoughtful, customer-first service, helping drive strong reviews, word-of-mouth referrals, and steady organic growth.

—— SECTION 05 · PRESS COVERAGE


THE DAILY ILLINI
Around Campus Champaign-Urbana News Science & Tech Showcase
Robot arm serves coffee to community
Need to sublease your apartment?
Try a Daily Illini Sublet for only $25!!
TRENDING STORIES

APR 2019 · The Daily Illini

Robot arm serves coffee to community


UNIVERSITY OF ILLINOIS URBANA-CHAMPAIGN
Research Park
EnterpriseWorks Startup Yummy Future Raises $300K To Fund Robotic Coffee Machine Technology
November 5, 2021

NOV 2021 · U of I Research Park

EnterpriseWorks Startup Yummy Future Raises $300K to Fund Robotic Coffee Machine Technology


Smile Politely
SUBMIT TO SPLOG
SPLOG


The Campanile



A robot is now serving coffee on Green Street



New robotic coffee shop comes to downtown

MAR 2022 · Smile Politely

A robot is now serving coffee on Green Street

DEC 2025 · The Campanile

New robotic coffee shop comes to downtown

THE DAILY ILLINI
The News-Gazette — Champaign-Urbana, Danville and East Central Illinois
Palo Alto online — Nonprofit local news for the Midpeninsula
The Campanile
Smile Politely
Research Park
The Grainger College of Engineering — Landuyt Center for Entrepreneurship

10 ARTICLES ACROSS 7 OUTLETS · 2019-2025 · LOCAL AND CAMPUS PRESS
Third-party press, each with a live URL · 2026-08-12

SECTION 06 · DEPLOY NEW CONCEPTS EFFORTLESSLY



Yummy Future
LIVE · PALO ALTO & CHAMPAIGN
INTELLIGENT ROBOTIC F&B PLATFORM
We build the robotic infrastructure for the food & beverage industry
HARDWARE · SOFTWARE · NATIVE AI — ONE INTEGRATED SYSTEM

Our intelligent robotic F&B platform integrates hardware, software, and native AI.

1: The robot does the physical work. It makes the drink by grabbing,

dispensing, measuring, brewing, and topping.

2: The software runs and schedules the whole operation in real time.

3: The AI utilizes a vision-language-action model plus a world model. It sees what's happening, predicts what's next, and decides what to do, instead of following a fixed program.


One Robotic Platform. Multiple Concepts.
From menu selection to service format, the same system can be reconfigured to launch an entirely new customer experience within a week.
Coffee
LIVE
Matcha
LIVE
Cocktail
LIVE
Catering
IN R&D
ONE ROBOTIC PLATFORM · SAME HARDWARE · SAME SOFTWARE · NEW RECIPES

A new menu is a software update away.

To launch a new menu, we update the recipes, prices, and scheduling logic, then deploy to the existing robotic system, without new hardware upgrades. The same robotic platform begins producing an entirely different menu within one week, allowing us to test the business concept quickly and expand into new categories with minimal incremental cost.


Coffee shop · ORIGINAL
Matcha House · MARCH 2026
7


deployment
YUMMY FUTURE

Coffee is a crowded category. In our case, the competition was happening between our own stores. Located just 0.2 miles apart, our first two stores began cannibalizing each other's sales. Rather than continuously offering the same coffee menu to the same customer base, we decided to differentiate the second location by converting it into a dedicated matcha concept in Mar 2026.


ONE-CLICK MENU DEPLOYMENT ■ 401 E GREEN ST, CHAMPAIGN ■ MARCH 2026
AVE WEEKLY SALES · BEFORE
≈$3,400
COFFEE MENU·SALES CANNIBALIZATION
IN 1 WEEK
NO HARDWARE CHANGE!
AVE WEEKLY SALES · AFTER
≈3×
≈$10,000
MATCHA MENU · INCREMENTAL DEMAND
01
A new concept
DAY 1
02
Recipes Generated
SOFTWARE LEVEL
03
Menu Pushed
ONE CLICK UPDATE
ONLINE
First Matcha Sold!
DAY 7
THE STEPS TO DEPLOY A NEW CONCEPT

With a software update, we launched the new concept within one week, without any hardware upgrades. The pivot delivered encouraging results. In April 2026, both locations posted their highest monthly sales in 2026: approximately $49,000 at 609 E Green St and $42,000 at 401 E Green St. Rather than one location growing at the other's expense, the data showed that the matcha concept increased demand to our two-store network.





OUR HUMAN+ROBOT COUNTERS



MATCHA HOUSE VIBE



OUR CRAFTS

AT PRESENT	MORE THAN	CORE ADVANTAGE
4 categories	**450**	**one hardware platform**
coffee, matcha, tea, and cocktails	drink recipes	no hardware replacement

Our core innovation isn't merely a coffee-making robot. It is a beverage retail platform that adapts to multiple markets. The robotic system did not need to be redesigned for a new beverage category. A new set of recipes, a new menu, and a new store environment turned the same hardware platform into a different retail concept. This adaptability enables the same equipment to serve distinct beverage markets, support multiple brands, and make locations viable.

SECTION 07 · OUR ROBOTIC SOLUTION CAN SCALE

REMOTE DEPLOYMENT · REMOTE MONITORING

We opened our new store 2,100 miles away.

We're open from 8 a.m. to 10 p.m. daily.

2,100 MI · DISTANCE

CHAMPAIGN, IL · HEADQUARTERS — PALO ALTO, CA · THE STORE


YUMMY FUTURE

PALO ALTO · THE COUNTER



PALO ALTO · STORE FLOOR

$13.2K ONE WEEK OF SALES · MAR 2026

4.4★ / 141 GOOGLE REVIEWS · AUG 15, 2026

PALO ALTO SHOP IS OUR THIRD LOCATION. IT HAS BEEN OPEN SINCE OCTOBER 2025

Palo Alto is more than 2,100 miles from our headquarters in Champaign. Opening a store that far away meant putting everything we had learned to the test. Every busy morning in our first stores taught us something: how the robot handled a rush, what customers actually ordered, and how the human+robot service model performed.

Our robotic technology has matured, and the nearly 100% uptime has proven they could operate reliably day after day. That reliability was the foundation that made it possible to open a robotic store 2,100 miles away. For us, that is the real story of the Palo Alto shop: we did not just open another store - we learned how to make our technology, operating experience, and support travel farther than our headquarters.

SECTION 08 · THE BUSY DAYS

On a Saturday, **April 11, 2026**, our three Yummy Future locations, two in Champaign, IL, and one in Palo Alto, CA, logged the best single-day sales of *$7,245*. Our robotic system made over 1,000 drinks in a single day, demonstrating outstanding operational efficiency and consistent reliability. More importantly, each shop was operated by one barista most of the time.



BEST SINGLE DAY · 2026
✓ POS-VERIFIED
SAT · APR 11, 2026
$5,680
784+
CUPS



THREE STORES · SINGLE DAY · 1000+ DRINKS

✓ 1000+ DRINKS

THREE STORES · SINGLE DAY · 100% UPTIME

Our robotic system delivers strong unit economics. Built as an industrial-grade system for demanding daily use, it has completed extensive real-world testing in commercial environments. Its durable construction and reliable performance have helped it maintain nearly 100% uptime throughout our commercial deployments.

SECTION 09 · THE SOCIAL IMPACT

Here's what the in-store experience looks like: A customer orders a drink. The robot makes it. A barista hands it to the customer while engaging them in conversation.

YUMMY FUTURE ROBOTIC F&B PLATFORM

Robots handle the production while human take care of customers


OUR ROBOT PLATFORM
MATCHA HOUSE LAUNCH
Yummy Future Matcha House
soft launch
the new drinks





01 · FAST & PRECISE DRINK PRODUCTION BY ROBOTS

The Robot helper

Our robot makes the drinks - same recipe, same ratio and same taste every day

02 · HOSPITALITY & BRAND OWNERSHIP BY BARISTAS

Soft launch at Matcha House

Our baristas were behind the counter, showcasing new Matcha drinks for our regular customers

Better drinks. Better in-store experienc INSTAGRAM @YFMATCHAHOUSE · MAY 2026

By handling repetitive production work, the robotic system frees employees to welcome customers, explain the menu, and create a better in-store experience. It also makes staffing more flexible: employees spend less time mastering complex drink production, shifts are easier to cover, and smaller teams can operate more consistently.

Most importantly, it changes what the job rewards. Instead of paying employees primarily for repetitive production labor, our model places greater value on distinctly human skills - hospitality, connection, ownership, and creating memorable customer experiences.

SECTION 10 · MARKET

One intelligent robotic platform. Infinite possibilities.

The beverage retail market is huge. Hotel lobbies in the morning. Busy coffee shops handling multiple rushes. Hospital lobbies operate 24 hours. Airport gates operate eighteen hours a day. In each location, there will be customers with their wallets wanting a cup right now. Meanwhile, speedy, quality, and consistent offerings are expected.

ADDRESSABLE FOOTPRINT · US

ADDRESSABLE FOOTPRINT • US

PUBLISHED INDUSTRY DATA

55,900	74,300	6120	503
US hotel properties (lobby venue)	U.S. Coffee Shops (All Chain & Independent Café Venues)	Hospitals & Medical Campus Public Lobbies	Primary commercial airports (terminal venue)
AHLA · 2025 SOTI	IBISWORLD 2025 · NCA 2024	AMERICAN HOSPITAL ASSOCIATION · 2024	FAA · 2024

ALL CHAIN & INDEPENDENT COFFEE STORES' IN-STORE BEVERAGE REVENUE

$74.3B

IBISWORLD 2025 U.S. COFFEE INDUSTRY REPORT

The opportunity is not how much one system can produce at a single location; it is how many locations the platform can serve. The imagination isn't how much a single Yummy Future Robot system operates at one location. It's how many locations one platform can tap into. Same hardware. Same software. Different recipes for different market needs. After all, U.S. chain and independent coffee stores generated $74.3 billion in in-store beverage revenue, while the broader U.S. coffee market is projected to reach $150.88 billion by 2034.[1]

SECTION 11 · THE TEAM




OUR BARISTAS
The people moving Yummy Future forward.

BARISTAS IN YUMMY FUTURE SECOND LOCATION

401 E GREEN ST, CHAMPAIGN · 2025



Jack Cui
(Guangzhe Cui)
CO-FOUNDER · CEO

10 years in robotics. B.S. and M.S. in ECE, UIUC. Previously: Google hardware intern (2018); UIUC Advanced Digital Projects Lab.



Garrett Yan
(Yueming Yan)
CO-FOUNDER · COO

7 years in engineering and operations. B.S. and M.S. in ECE, UIUC.



Hao Ouyang
ROBOTICS

M.S. in UC Berkeley. Robocon world champion. Builds robotics at Yummy Future.

SECTION 12 · MILESTONES

Seven years of milestones building

Our story began with a robotic coffee trailer in **2018** - a humble starting point where we validated our robotic coffee prototype and proved our innovative service concept. **In 2019**, we won the **Illinois Cozad New Venture Challenge**, the **Amazon Alexa Prize**, and joined **Y Combinator S19**.

OUR STORY · 2018 → 2019

It began with a robotic coffee trailer.

We built it as a real-world proof of concept for robotic coffee shop. In 2019 we won the Illinois Cozad New Venture Challenge and the Amazon Alexa Prize, and joined Y Combinator S19 batch.


Y COMBINATOR S19 · 2019


THE COFFEE TRAILER·UIUC·2018


Y Combinator
UIUC DEMO NIGHT·2019
YC DEMO DAY·2019
Yummy Future
Robotic coffee shop

What began as a concept is now an operating business.

From our early prototype to our production units, we iterated rapidly, opened our first brick-and-mortar location in 2022, then the second in 2024, then the third in 2025. Through continuous product and operational refinement, we delivered steady revenue growth and market validation, demonstrating the commercial viability and scalability of our Intelligent Robotic System.

OUR MILESTONES YUMMY FUTURE · 2018-2026

From a university lab to three stores.

SEP 2018
Founded Yummy Future
By two ECE Engineers
At UIUC

MAR 2022
First location
Human+Robot service model
At Champaign, IL

DEC 2024
Second location
Brand new interior
At Champaign, IL

OCT 2025
Third location
First out-of-state deployment
At Palo Alto, CA

MAR 2026
Matcha House pivot
From concept to launch in one week
At Champaign, IL

JULY 2026
Lifetime revenue $1,735,848
240,000+ cups
Three locations


YUMMY FUTURE
YUMMY FUTURE

2018 · ROBOTIC FOOD TRUCK
Proof of concept

2022 · FIRST SHOP
Champaign · IL

2024 · SECOND SHOP
Champaign · IL

2025 · THIRD SHOP
Palo Alto, CA

2026 · MATCHA HOUSE
The Matcha Pivot

Q2 2025 **$140,638** → Q2 2026 **$333,540** **+137%**

Looking ahead, we are expecting to scale revenue from one million to tens of millions of US dollars through nationwide store expansion and continuous technological iteration. But commercial growth is only the beginning. Our far greater vision: to empower and transform the global food and service industry with robotics hardware, software, and native AI technology.

3 company-run stores built the foundation. 25+ non-binding LOIs point to the next phase of expansion.


SEATTLE
CHICAGO
NEW YORK
PALO ALTO
CHAMPAIGN
LOS ANGELES

● **Live · 3 stores** in Champaign & Palo Alto
○ **LOI · 25+ operators** from major cities

01 **EACH STORE BUILDS THE FOUNDATION**
The first 3 are company-operated, giving us first-hand operating experience.

02 **LEARNING BECOMES A PLAYBOOK**
We reuse what works across build-out, hiring, training, purchasing, and support.

03 **THE PLAYBOOK SUPPORTS EXPANSION**
25+ non-binding LOIs signal operator interest in future franchise locations.

We plan to franchise and ship out robotic systems to accelerate the company's nationwide expansion.
LOIs are non-binding; actual pace depends on operators readiness, capital, regulatory requirements, and execution.

· all 25+ are non-binding expressions of interest, no amounts committed, not contracted revenue

We are redefining the future of food service - building a more humanized, creative, entertaining, and joyful industry. By replacing repetitive, labor-intensive operations, we bring warmth, interactive experiences, and genuine happiness to both barista teams and customers. Ultimately, we deliver consistent joy and value through robotic intelligence.

—— CLOSING · BUILD WITH US

Invest Early. Be the Founding Invester.

Perks scale with every tier - **from drink credits to name recognition on Yummy Future kiosks and dinner with the founders.**


YUMMY FUTURE
ORDER HERE
YUMMY FUTURE AT PALO ALTO

$25,000

LIMITED 10 SEATS

THE FOUNDER'S TABLE

- **Private HQ visit in Palo Alto** - meet with the team, dinner with Jack & Garrett
- **Early roadmap briefings,** with opportunities to share feedback
- **Name recognition at a Yummy Future store**

Plus every perk in the tiers below.

THE CLIMB TO THE TABLE

Tier	Perks	Seats
$10,000 INNER CIRCLE	**Two 1-on-1 video calls with Jack (CEO) + your name engraved on a Yummy Future Kiosk** in the field + **annual founders' dinner** Plus every perk in the tiers below.	LIMITED 20 SEATS
$5,000 FIRST EDITION MERCH	**800 stars**($800 drink credit in Yummy Future app) + **a numbered first-edition merch set** (cup & tee) + **quarterly live AMA** with the founders plus everything in the founding tier	UNLIMITED SEATS
$1,000 FOUNDING INVESTOR	**100 stars** ($100 drink credit in Yummy Future app) + **early access** to new-store openings and product reveals	UNLIMITED SEATS

Contact us to redeem your perks. Business@yummy-future.com

WEFUNDER.COM/YUMMY · USE OF FUNDS

What the $2M raise enables

1. Ship pilot fleets of Intelligent Robotic Systems
2. Launch Operator franchise program, nationwide store rollout & brand marketing
3. Drive hardware, software & native AI technology R&D

Today, we operate three stores. Our ambition is to build Yummy Future into the infrastructure layer for the global food and beverage industry - powering the launch, operation, and scaling of the next generation of concepts, just as Stripe provides infrastructure for payments and Shopify for commerce.

Yummy Future

WEFUNDER · 2026

WEFUNDER.COM/YUMMY · LIVE PAGE · CLOSING

Y · COMBINATOR S19 | SOMA CAPITAL | ASYMMETRY VENTURES | TREVOR BLACKWELL

BACKED BY INSTITUTIONAL INVESTORS

Build with us.

WEFUNDER.COM/YUMMY

SAFE AT A $73M VALUATION CAP. EARLY BIRD: THE FIRST $100K INVESTS AT A $60M CAP.
SEE FORM C AND RISK FACTORS BEFORE INVESTING

1. US Coffee Market Size Likely to Expand at a CAGR of 5.8% By 2034
https://www.custommarketinsights.com/press-releases/us-coffee-market-size/